Vitesse Energy, Inc.

5619 DTC Parkway, Suite 700

Greenwood Village, Colorado 80111

(720) 361-2500

April 17, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Liz Packebusch

Re:	Vitesse Energy, Inc.

Registration Statement on Form S-3

Filed April 10, 2026

File No. 333-294996

Dear Ms. Packebusch:

Vitesse Energy, Inc., a Delaware corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-294996) be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it is declared effective at 4:00 p.m., Eastern time, on April 21, 2026 or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 and that such effectiveness also be confirmed in writing.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

VITESSE ENERGY, INC.

By:	/s/ James Henderson
Name:	James Henderson
Title:	Chief Financial Officer

cc:	Vinson & Elkins L.L.P. Brenda Lenahan

Alex Lewis

Signature page to
Acceleration Request